

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2014

Via E-mail
Mr. Michael J. Kershaw
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

      RE: Tutor Perini Corporation
              Form 10-K for the Year Ended December 31, 2013
              Filed February 24, 2014
              Definitive Proxy Statement on Schedule 14A
              Filed April 17, 2014
              File No. 1-6314

Dear Mr. Kershaw:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Peer Group, page 25

1.   We note disclosure that you undertook a peer group review with the aim of optimizing your peer group for benchmarking and determining executive compensation in 2013. In future filings, please clarify whether and how you benchmark compensation against the compensation of other companies. Please identify which elements of compensation you benchmark, and disclose where actual compensation payments fall within targeted parameters for each of your named executive officers. Please see Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief